UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51390

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Trade-PMR, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13945 Evergreen Avenue

(No. and Street)

Clearwater	FL	33762
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Kelati	650-613-0685	Daniel.Kelati@robinhood.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst and Young LLP

(Name – if individual, state last, first, and middle name)

725 S Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)
10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel kelati, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trade-PMR, Inc, as of December 31st, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Daniel Kelati

Title:
CFO and principal Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

	PAGE



Ernst & Young LLP
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Trade-PMR, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2025.

February 27, 2026

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION

(in thousands)		As of December 31, 2025
Assets		
Cash and cash equivalents	$	34,346
Deferred tax assets		4,856
Deferred customer match incentives		3,585
Prepaid expenses		2,106
Due from clearing broker		1,964
Due from Ultimate Parent		370
Other assets		5,016
Total assets	$	52,243
Liabilities and stockholder's equity		
Liabilities:		
Deferred revenue	$	17,333
Due to Ultimate Parent		3,788
Accounts payable and other accrued expenses		789
Due to Parent		1
Other liabilities		3,537
Total liabilities		25,448
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock, $0.001 par value, 10,000 shares authorized, 1,500 shares outstanding		—
Additional paid in capital		21,422
Retained earnings		5,373
Total stockholder's equity		26,795
Total liabilities and stockholder's equity	$	52,243

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Trade-PMR, Inc. (the "Company," "we," "our," "us," or "TradePMR") is a wholly-owned subsidiary of TradePMR Group LLC (the "Parent,"), and the Parent is a wholly-owned subsidiary of Robinhood Market Inc., (the "Ultimate Parent", or "RHM," and together with its subsidiaries, "Robinhood"). TradePMR was incorporated on October 30, 1998 in the State of Florida. We are a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). Under our membership agreement with FINRA, we are exempt from Exchange Act Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) of such Rule pertaining to the possession or control of customer assets and reserve requirements. We also qualify as a Non-Covered Firm under Footnote 74 under Rule 15c3-3(k).

We are an introducing broker-dealer that provides custodial brokerage services and a trading platform to Registered Investment Advisors ("RIAs") through a fully disclosed clearing arrangement with First Clearing LLC ("Clearing Broker") for trade clearing, custody, and carrying services for our users.

We refer to our "users" and our "customers" interchangeably to refer to RIAs and individuals who hold accounts on our platform.

Acquisition and Business Combination

On February 26, 2025, the Ultimate Parent acquired all outstanding equity of the Parent and its wholly-owned subsidiaries and was entirely paid in cash. This acquisition allows RHM to deliver investment advisory capabilities to its customers to penetrate the RIAs custodial space, leveraging a sizable base of assets and advisors as a foundation for growth.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We base our estimates on historical experience and other assumptions we believe to be reasonable under the circumstances. Assumptions and estimates used in preparing our financial statements include, but are not limited to, those related to accrued and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our operating results.

Change in Accounting Estimate

As a result of the acquisition, certain leases were no longer under a common control arrangements. In accordance with Accounting Standards Codification ("ASC") 842 - Leases and ASC 250 - Accounting Changes and Error Corrections, we revised the amortization period for related leasehold improvements to the shorter of their estimated useful life or the remaining lease term. This change in accounting has been applied prospectively, resulting in a revision of the estimated useful life of such leases from 15 years to 3 years.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. Our CODM is the Chief Brokerage Officer of RHM. We operate and report financial information in one operating segment. This is because our CODM utilizes net income to evaluate our performance and decide whether to allocate resources to existing operations or to expand into new areas. The measure of segment assets is not regularly presented to the CODM. All of our revenues and assets are attributed to or located in the United States. Significant segment expenses required to be disclosed as part of the segment disclosure of a single segment entity under ASC 280 are presented throughout the financial statements including the statement of operations, statement of cash flows, and in Note 4: Revenues.

Concentrations of Credit Risk

We are engaged in various trading and brokerage activities in which the counterparties primarily include our Clearing Broker, banks, and other financial institutions. In the event our counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is our policy to review, as necessary, the credit standing of each counterparty.

Cash and Cash Equivalents

Cash and cash equivalents include interest and non-interest bearing deposits with banks and money market funds or highly liquid financial instruments with maturities of three months or less at the time of purchase. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We also maintain cash in money market funds which are not FDIC insured. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. As we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.

Due from Clearing Broker

Due from Clearing Broker consists of commissions and other fees due to us from the Clearing Broker. These receivables are short term and settle within 30 days. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Prepaid Expenses

Prepaid expenses primarily include prepayment of taxes, subscriptions, software licensing, and insurance. We classify prepayments made under contracts as prepaid expenses and expense them over the contract terms.

Deferred Customer Match Incentives

We offer a match incentive on customers' eligible contributions to their accounts and transfers of assets to our platform. The match on contributions and asset transfers are paid upfront and are subject to forfeiture if the recipient does not hold the contributed funds or transferred assets in their account for a specified period of time. These incentives are deferred and recognized over the specified holding period.

All match incentives are recognized as a reduction to revenue when earned. The matches are allocated to certain revenue categories on a proportional basis. For the year ended December 31, 2025, no impairments of the deferred customer match incentives were recognized.

Due from Ultimate Parent

Due from Ultimate Parent primarily consists of income taxes due from our tax sharing agreement with the Ultimate Parent, discussed in Note 9: Related Party transactions.

Other Assets

Other current assets primarily consists of lease right-of-use assets, property, and equipment, net, and various other receivables.

Fair Value of Financial Instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, which include cash and cash equivalents, due from Clearing Broker, prepaid expenses, other current assets, accounts payable and other accrued expenses, due to Parent, deferred retention award revenue and other current liabilities.

Leases

Operating lease right-of-use assets and operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date for each lease. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate because the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate that we would pay to borrow on a collateralized basis with similar terms and payments as the lease. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives. Our lease agreements generally contain lease and non-lease components. Non-lease components, which primarily include payments for maintenance and utilities, are combined with lease payments and accounted for as a single lease component. We include the fixed non-lease components in the determination of the right-of-use assets and operating lease liabilities. We record the amortization of the right-of-use asset and the accretion of lease liability as rent expense.

Property and Equipment, net

Property and equipment, net are stated at cost, net of accumulated depreciation. Property and equipment, net is included in other assets on the statement of financial condition. Depreciation is recorded on a straight-line basis over the useful life of the asset, which is as follows:

Property and Equipment	Useful Life
Furniture and fixtures	3-7 years
Leasehold improvements	Shorter of estimated useful life or lease term

Repairs and maintenance that do not enhance or extend the asset's function and/or useful life are expensed as incurred. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Deferred Revenue

Deferred revenue is primarily related to clearing incentive revenue, and is recognized when we have an obligation to satisfy related performance obligations under a contract for which we have received consideration or have an unconditional right to receive consideration in advance of performance. This is derecognized when the performance obligation has been satisfied.

Due to Parent

Due to Parent is primarily related to reimbursements payable to the Parent for conference sponsorship.

Loss Contingencies

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions, and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accounts payable and other accrued expenses on the statement of financial condition and expensed in general and administrative in our statement of operations. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

Income Taxes

For the period from January 1, 2025 through February 26, 2025, we elected to be a qualified subchapter S subsidiary ("S Corporation") under the Internal Revenue Code ("the Code"). All tax effects of our income or loss for such period are included in the tax returns of the Parent. As of February 27, 2025, our election to be an S Corporation was automatically terminated upon joining the Ultimate Parent's consolidated income tax return group and we became a C corporation under Subchapter C of the Code thereafter.

Income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We account for income taxes under the asset and liability method, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in its taxable income. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe that they will not be realized. We consider many factors when assessing the likelihood of future realization of its deferred tax assets including, but not limited to, historical cumulative loss experience and expectations of future earnings, tax planning strategies, and the carry-forward periods available for tax reporting purposes. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

We entered into a tax-sharing agreement with the Ultimate Parent and pursuant to the agreement, we either pay to or receive from the Ultimate Parent amounts related to income taxes owed or operating losses and other tax attributes utilized by the Ultimate Parent, which shall be treated as a capital contribution or distribution. Our income tax liability has been computed and presented herein under the "separate return method" as if we were a separate taxpayer rather than a member of the Ultimate Parent's consolidated income tax return group. Accordingly, our operating losses and other tax attributes are characterized as utilized when those attributes have been utilized by the Ultimate Parent.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income taxes (Topic 740): Improvements to Income Taxes Disclosures." This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. We adopted this guidance effective January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on our financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)." This guidance requires additional disclosures about certain amounts included in the expense captions presented on the statement of operations as well as disclosures about selling expenses. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance can either be applied prospectively or retrospectively. We do not expect the adoption of this guidance to have a material impact on our financial statements and related disclosures.

NOTE 4: FAIR VALUE MEASUREMENT

Financial assets measured at fair value on a recurring basis as of the date indicated below were presented in our statement of financial condition as follows:

	December 31, 2025	
(in thousands)	Level 1	Total
Assets:		
Cash equivalents:		
Money market funds	$ 225	$ 225
Total financial assets	$ 225	$ 225

During the year ended December 31, 2025, we did not have any transfers in or out of Level 3 assets.

NOTE 5: INCOME TAXES

Significant components of our deferred tax assets at December 31, 2025 consisted of the following:

(in thousands)		Year Ended December 31, 2025
Deferred tax assets:		
Deferred revenue	$	4,940
Lease liabilities		750
Research and experimentation amortization		624
Net operating loss carryforwards		347
Total deferred tax assets	$	6,661
Deferred tax liabilities:		
Deferred customer match incentives	$	(965)
Right of use assets		(672)
Depreciation and amortization		(168)
Total deferred tax liabilities	$	(1,805)
Net deferred tax assets	$	4,856

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence during the twelve months ended December 31, 2025, we believe it is more likely than not that the tax benefits of all net deferred tax assets may be realized, and accordingly, no valuation allowance has been recorded as of December 31, 2025.

As of December 31, 2025, we have $0.4 million of state net operating loss carryforwards available to reduce future taxable income. In accordance with the terms of the tax sharing agreement, $1.5 million of U.S. federal and state net operating loss deferred tax assets were utilized by and received as contribution from the Ultimate Parent. Our remaining state net operating loss carryforwards will carryforward indefinitely.

We evaluated our tax positions and had recorded $0.6 million of unrecognized tax benefits as of December 31, 2025. These unrecognized tax benefits, if recognized, would affect the effective tax rate. We recorded interest and penalties related to unrecognized tax benefits in income tax expense. There were $67 thousand in interest and penalties accrued as of December 31, 2025.

(in thousands)		Year Ended December 31, 2025
Unrecognized benefit - beginning of period	$	3,025
Gross decrease - prior year tax positions		(2,466)
Gross increase - current year tax positions		—
Unrecognized benefit - end of period	$	559

We file with our Ultimate Parent in a consolidated U.S. federal return and various state jurisdictions as either consolidated or separate unitary returns. The tax years from 2022 remain open to examination by the U.S. federal and state authorities.

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment,net are presented net of accumulated depreciation are recorded in other assets on the statement of financial condition. Depreciation is recorded on a straight-line basis over the useful life of the asset. As of December 31, 2025, property and equipment, net were as follows:

(in thousands)	December 31, 2025
Office equipment	$ 85
Furniture and fixtures	60
Leasehold improvement	687
Total	832
Less: accumulated depreciation	(197)
Property and equipment, net	$ 635

NOTE 7: LEASES

Our operating leases consist of two office facilities located in Gainesville and Clearwater in Florida which are leased by us from a related party. The leases have a remaining term of two years ending December 31, 2027, and have renewal options of two to five years. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Under the terms of the agreement, we make monthly rental payments at a fair and reasonable market value plus operating cost. We do not have any finance leases.

Lease assets and liabilities recognized on our statement of financial condition were as follows:

(in thousands)	Classification	December 31, 2025
Lease right-of-use assets		
Operating lease assets	Other assets	$ 2,357
Lease liabilities		
Current operating lease liabilities	Other liabilities	1,285
Non-current operating lease liabilities	Other liabilities	1,346
Total lease liabilities		$ 2,631

Other information related to our operating leases was as follows:

	December 31, 2025
Weighted-average remaining lease term	2 Years
Weighted-average discount rate	11.42 %

Future minimum lease payments under non-cancellable operating leases (with initial lease terms in excess of one year) as of December

31, 2025 are as follows:

(in thousands)	December 31, 2025
2026	$ 1,494
2027	1,407
Thereafter	—
Total undiscounted lease payments	2,901
Less: imputed interest	(270)
Less: lease incentives	—
Less: leases executed but not yet commenced	—
Total lease liabilities	$ 2,631

NOTE 8: RELATED PARTY TRANSACTIONS

We have agreements with the Parent, and pursuant to the agreements, we reimburse the Parent for costs incurred for conference sponsorships, facility management, and asset management services. As of December 31, 2025, the balance due to the Parent was $1 thousand.

We have an income tax sharing agreement with the Ultimate Parent and pursuant to the agreement, we either pay to or receive from the Ultimate Parent amounts related to income taxes owed or tax benefits utilized by the Ultimate Parent. For the year ended December 31, 2025, the Ultimate Parent contributed $1.5 million under the agreement which was recorded as equity contributions. In addition to the expense sharing agreement with the Ultimate Parent discussed in Note 2: Summary of Significant Accounting Policies, the Ultimate Parent pays certain direct expenses on our behalf and settles the allocated expenses in cash with us on a monthly basis. As of December 31, 2025, the balance due to the Ultimate Parent was $3.8 million.

Further, we have an arrangement with Advisor Evolution Sciences LLC("AES"), a subsidiary of the Parent, for the use of its platform to assist with investment strategy. Under this agreement, we were responsible for paying $35 thousand per month to AES. We terminated this arrangement in August 2025.

We also have an operating lease agreement with a related party. Refer to Note 8: Leases for more information.

NOTE 9: COMMITMENTS AND CONTINGENCIES

We are subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory, non-income tax and other matters. We record an accrual for loss contingencies at management's best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. If a loss is not probable, or a probable loss cannot be reasonably estimated, no accrual is recorded. No balance was outstanding for commitments and contingencies as of December 31, 2025. In our opinion, an adequate accrual had been made as of December 31, 2025 to provide for the probable losses of which we are aware and for which we can reasonably estimate an amount.

Legal and Regulatory Matters

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage and advisory industries. Litigation has included and may in the future include class action suits that generally seek substantial and, in some cases, punitive damages. Federal and state regulators, exchanges, and self-regulatory organizations investigate issues related to regulatory compliance that may result in enforcement action. We are also subject to periodic regulatory audits and inspections that have in the past and could in the future lead to enforcement investigations or actions.

As of December 31, 2025, we are not currently subject to any material ongoing legal or regulatory proceedings that would, individually or in the aggregate, be expected to have a material adverse effect on our business, financial position, operating results, or cash flows.

NOTE 10: NET CAPITAL REQUIREMENTS

We are subject to the U.S. Securities and Exchange Commission's ("SEC") uniform net capital rule (Exchange Act Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We have elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Our net capital balance changes day to day, but on December 31, 2025, we had net capital of $13.2 million which was $13.0 million in excess of our required net capital of $250 thousand.

NOTE 11: SUBSEQUENT EVENTS

We have evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2026, the date the financial statements were available to be issued. No event took place that requires recording or disclosure in our financial statements.